UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

MMTEC, INC.

(Translation of registrant’s name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by MMtec, Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

MMTEC, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	June 30, 2022	December 31, 2021
	(UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,023,053	$11,206,220
Accounts receivable, net	466,812	194,856
Loan receivable, net	2,100,000	2,100,000
Security deposits - current portion	6,947	102,326
Prepaid expenses and other current assets	1,350,400	245,021
Total Current Assets	10,947,212	13,848,423

NON-CURRENT ASSETS:
Security deposits - non-current portion	163,572	29,460
Property and equipment, net	222,302	267,433
Operating lease right-of-use assets	1,100,379	442,185
Total Non-current Assets	1,486,253	739,078
Total Assets	$12,433,465	$14,587,501

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Deferred revenue	$-	$123,434
Salary payable	234,035	276,356
Accrued liabilities and other payables	699,556	372,168
Operating lease liabilities - current	304,953	356,274
Total Current Liabilities	1,238,544	1,128,232

NON-CURRENT LIABILITIES:
Operating lease liabilities - non-current	786,178	107,545
Total Non-current Liabilities	786,178	107,545
Total Liabilities	2,024,722	1,235,777

SHAREHOLDERS’ EQUITY:
Common shares ($0.01 par value; 50,000,000 shares authorized; 3,137,001 shares issued and outstanding at June 30, 2022 and December 31, 2021)	31,370	31,370
Additional paid-in capital	29,884,600	29,884,600
Accumulated deficit	(19,494,855)	(16,607,654)
Accumulated other comprehensive income (loss)	(12,372)	43,408
Total Shareholders’ Equity	10,408,743	13,351,724
Total Liabilities and Shareholders’ Equity	$12,433,465	$14,587,501

MMTEC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the six months Ended	For the six months Ended
	June 30, 2022	June 30, 2021

REVENUE	$733,400	$507,048

COST OF REVENUE	110,490	66,908

GROSS PROFIT	622,910	440,140

OPERATING EXPENSES:
Selling and marketing	887,173	97,146
General and administrative
Payroll and related benefits	1,022,931	669,299
Professional fees	696,556	837,457
Other general and administrative expenses	943,867	671,500
Total Operating Expenses	3,550,527	2,275,402

LOSS FROM OPERATIONS	(2,927,617)	(1,835,262)

OTHER INCOME (EXPENSE):
Interest income	19,663	526
Impairment loss on long-term investment	-	(583,497)
Other income	2,576	66,940
Foreign currency transaction gain (loss)	18,177	(16,319)
Total Other Income (Expense)	40,416	(532,350)

LOSS BEFORE INCOME TAXES	(2,887,201)	(2,367,612)

INCOME TAXES	-	-

NET LOSS	$(2,887,201)	$(2,367,612)

COMPREHENSIVE LOSS:
NET LOSS	(2,887,201)	(2,367,612)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	(55,780)	23,720
COMPREHENSIVE LOSS	$(2,942,981)	$(2,343,892)

NET LOSS PER COMMON SHARE
Basic and diluted	$(0.92)	$(0.99)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	3,137,001	2,386,088

MMTEC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)
(UNAUDITED)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2022	June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,887,201)	$(2,367,612)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation expense	39,024	14,322
Impairment loss on long-term investment	-	583,497
Noncash lease expense	163,218	168,733
Foreign currency transaction loss (gain)	(18,177)	35,464
Gain on extinguishment of debt	-	(41,548)
Changes in operating assets and liabilities:
Operating lease liabilities	(193,925)	(214,724)
Accounts receivable	(278,617)	(124,368)
Security deposits	(41,604)	-
Prepaid expenses and other current assets	(1,115,439)	516,649
Deferred revenue	(121,382)	-
Salary payable	(37,390)	(5,695)
Accrued liabilities and other payables	338,252	3,808

NET CASH USED IN OPERATING ACTIVITIES	(4,153,241)	(1,431,474)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(6,036)	(8,806)

NET CASH USED IN INVESTING ACTIVITIES	(6,036)	(8,806)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stocks	-	14,637,200

NET CASH PROVIDED BY FINANCING ACTIVITIES	-	14,637,200

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(23,890)	(19,245)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,183,167)	13,177,675

CASH AND CASH EQUIVALENTS - beginning of period	11,206,220	1,425,926

CASH AND CASH EQUIVALENTS - end of period	$7,023,053	$14,603,601

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$830,860	$-

SUBMITTED HEREWITH

Exhibits:

99.1	News Release dated September 9, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong
Chief Financial Officer

Date: September 9, 2022